December 17, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Reynolds American Inc.

Registration Statement on Form S-4

File No. 333-199443

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Reynolds American Inc. (“RAI”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 and Amendment No. 2, be accelerated to 10:00 a.m., Eastern Time, on December 22, 2014, or as soon as practicable thereafter.

RAI hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RAI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	RAI may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAI requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Timothy J. Melton at (312) 269-4154, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4. Thank you for your attention to this matter.

Very truly yours,

REYNOLDS AMERICAN INC.

/s/ McDara P. Folan, III

McDara P. Folan, III

Senior Vice President, Deputy General Counsel and Secretary

Securities and Exchange Commission

December 17, 2014

cc:	Susan M. Cameron

Reynolds American Inc.

David H. Taylor

Lorillard, Inc.

Ronald S. Milstein

Lorillard, Inc.

Timothy J. Melton

Jones Day

Robert E. Spatt

Simpson Thacher & Bartlett LLP